Exhibit 99.1

Translation for information purposes only

TALEND

2018 FREE SHARE PLAN

Approved by the Board of Directors on August 2nd, 2018

TABLE OF CONTENTS

1.	IMPLEMENTATION OF THE FREE SHARE PLAN		3

2.	DEFINITIONS		3

3.	PURPOSE		5

4.	BENEFICIARIES		5

5.	NOTICE OF THE GRANT OF THE SHARES		5

6.	VESTING PERIOD		6

	6.1.	Principle	6

	6.2	Internal mobility	7

	6.3	Disability	7

	6.4	Death	7

	6.5	Retirement	7

	6.6	Change in Control	7

7.	HOLDING PERIOD		9

	7.1	Principle	9

	7.2	Specific situations	10

8.	CHARACTERISTICS OF THE SHARES		10

9.	DELIVERY AND HOLDING OF THE SHARES		10

10.	INTERMEDIARY OPERATIONS		11

11.	ADJUSTMENT		11

12.	AMENDMENT OF THE 2018 PLAN		11

	12.1	Principle	11

	12.2	Notice of the amendments	11

13.	TAX AND SOCIAL RULES		12

14.	MISCELLANEOUS		12

	14.1	Rights of Beneficiary in his or her capacity of employee or officer	12

	14.2	Applicable law - Jurisdiction	12

	14.3	Provisions Applicable to Beneficiaries Located Outside of France	12

1.                            IMPLEMENTATION OF THE FREE SHARE PLAN

Pursuant to a decision dated June 26th, 2018, the combined ordinary and extraordinary general shareholders’ meeting of Talend, a French société anonyme whose registered office is located at 9, rue Pages, 92150 Suresnes, registered with the French Registry of commerce and companies under number 484 175 252 R.C.S. Nanterre (hereafter referred to as the “Company”) authorized the board of directors of the Company (hereafter referred to as the “Board of Directors”) to grant RSUs (referred to under French law as free shares) of the Company to the benefit of employees of the Company or to certain categories of such employees, and/or to the benefit of its corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French commercial code, as well as to the benefit of employees of companies or economic interest groups whose share capital or voting rights are held, directly or indirectly, by more than ten percent (10%) by the Company at the date of grant of such shares.

The Board of Directors decided on August 2nd, 2018, pursuant to the abovementioned authorization of the shareholders’ general meeting and after review and approval by the Compensation Committee of the Board of Directors (the “Compensation Committee”), to adopt this free share plan of the Company setting forth the conditions and criteria for the grant of such shares (hereafter referred to as the “2018 Plan”).

2.                            DEFINITIONS

Under the 2018 Plan, the following capitalized terms and expressions used in the 2018 Plan shall have the meaning ascribe to them below:

“Beneficiaries”	means the person(s) to whom the Board of Directors decided to Grant free shares as well as, as the case may be, his or her estate.

“Bylaws”	means the bylaws of the Company as in force from time to time.

“Cause”

means the occurrence of any of the following: (i) an act of dishonesty made by the Beneficiary in connection with the Beneficiary’s responsibilities as an employee, (ii) the Beneficiary’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) the Beneficiary’s violation of any federal, state, or securities law or regulation in a manner detrimental to the business of any member of the Group or of any federal, state, or securities law or regulation applicable to the business of any member of the Group, (iv) the Beneficiary’s unauthorized use or disclosure of any proprietary information or trade secrets of the Group or any other party to whom the Beneficiary owes an obligation of nondisclosure as a result of the Beneficiary’s relationship with the Group, (v) the Beneficiary’s willful and gross misconduct that is or could be materially injurious to any member of the Group, (vi) a material breach of any confidentiality agreement or invention assignment agreement between Beneficiary and any member of the Group, or (vii) the Beneficiary’s continued failure to perform the Beneficiary’s employment duties (other than a failure resulting from the Beneficiary’s “Disability”) after the Beneficiary has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that the Beneficiary has not substantially performed the Beneficiary’s duties and has failed to cure such non-performance to the Company’s satisfaction within 10 business days after receiving such notice.

“Change in Control”

means any of the following events: (i) a merger of the Company into another corporation which is not controlled by the shareholders controlling the Company immediately before the completion of the relevant merger, (ii) the sale by one or several shareholders of the Company, acting alone or in concert, to any acquirer of a number of Shares resulting in a transfer of more than fifty percent (50%) of the Shares and voting rights of the Company to said acquirer, or (iii) the sale of all or almost all assets of the Company to any acquirer which are not controlled by the Company or its shareholders.

“Change in Control Period”	means the period beginning three months prior to and ending 12 months following the Change in Control.

“Disability”

means the disability of a Beneficiary corresponding to the second or third categories set forth in article L. 341-4 of the French social security code[1]. A Beneficiary shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to comply with the above definition and satisfy the Company in its discretion.

“Grant”

means the decision of the Board of Directors to grant free Shares (actions gratuites) to Beneficiary(ies) under the 2018 Plan; provided that such Grant shall constitute a right to acquire Shares for free upon expiration of their Vesting Period subject to compliance with the terms and conditions of the 2018 Plan and the Grant Notice.

“Grant Date”	means the date when the Board of Directors decided to grant free Shares (actions gratuites) under the 2018 Plan.

“Grant Notice”

means, in case of a Grant, the information notice sent by the Company to the relevant Beneficiaries in order to inform them of the Grant to them of free Shares by the Company under the 2018 Plan, as set forth in Article 5 of the 2018 Plan (including any applicable exhibits and appendices attached thereto).

“Group”	means the Company together with all its affiliated entities within the meaning of article L. 225-197-2 of the French commercial code.

“Holding Period”	means, with respect to a free Share granted to a Beneficiary under the 2018 Plan, the period (if any) starting from its Vesting Date as set forth in such Beneficiary’s Grant Notice.

“Involuntary Termination”	means the termination of the Beneficiary’s Presence by the Company or any of the companies of the Group without “Cause” (and not by reason of the Beneficiary’s death or Disability)

“Presence”	means the presence of the Beneficiary in his or her capacity of employee and/or corporate officer of the Company or of any of the companies of the Group.

1  Note : As at the date of adoption of this 2018 Plan by the Board of Directors, the second or third categories of disable persons set forth in article L. 341-4 of the French social security code are as follows: (i) a disable person unable to carry out any responsibilities and functions or (ii), in addition to being disable under (i) above, a disable person forced to call upon a third party in order to carry out the tasks necessary for everyday life.

“Shareholders’ Authorization”	means the authorization granted by the shareholders of the Company, at its meeting held on June 26, 2018, pursuant to its eighteenth resolution, to the Board of Directors to grant free Shares.

“Shares”	means the ordinary shares issued or to be issued by the Company representing its share capital, whether any such shares is represented by American Depository Receipts (“ADRs”) or not.

“Trading Day”

means, if applicable, in case and when the Company becomes listed on the French regulated market of Euronext in Paris during the Vesting Period (or, if any, the Holding Period)[2], the working days when shares are traded on such market, other than days when the listings end prior to the usual closing hour.

“Vesting Date”

means, with respect to a free Share granted to a Beneficiary under the 2018 Plan, the date when such free Share is definitively acquired by the relevant Beneficiary as set forth in his or her Grant Notice.

“Vesting Period”	means, with respect to a free Share granted to a Beneficiary under the 2018 Plan, the period from the Grant Date to the Vesting Date as set forth in the Grant Notice of the relevant Beneficiary.

3.                            PURPOSE

The purpose of the 2018 Plan is to set forth the terms and conditions for the Grant of free Shares in compliance with articles L. 225-197-1 et seq. of the French commercial code and the Shareholders’ Authorization.

4.                            BENEFICIARIES

Pursuant to the Shareholders’ Authorization, the Board of Directors shall (i) select the list of Beneficiaries among the Company’s eligible officers and employees as well as the eligible officers and employees of companies in which it holds, directly or indirectly, at least ten percent (10%) of the share capital and voting rights and (ii) determine the number of free Shares granted to each of them.

5.                            NOTICE OF THE GRANT OF THE SHARES

In case of a Grant, a Grant Notice must be sent to each relevant Beneficiary by the Board of Directors (or by any delegate thereof) by registered mail (postage prepaid, return receipt requested), by electronic delivery managed by a qualified e-certification provider (prestataire de services de certification électronique) or by hand delivery with acknowledgement of receipt, together with a copy of the 2018 Plan, which notice shall specify, in particular, the number of Shares granted for free to the Beneficiary, their Vesting Period and, as the case may be, their Holding Period, as well as any country-specific provisions applicable to the Grant pursuant to Article 14.2 below.

2  Note: As at the date of execution of the 2018 Plan, the Company is not listed on the French regulated market of Euronext in Paris.

The Beneficiary shall acknowledge receipt of the Grant Notice and of the 2018 Plan by returning signed copies of these documents within two (2) months from the date of receipt, the documents being deemed to have been received by Beneficiary on the date of first delivery. Failing which, the Grant to the relevant Beneficiary shall be null and void.

The fact that a person may benefit from the 2018 Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

6.                            VESTING PERIOD

6.1.                  Principle

Any free Share granted under the 2018 Plan shall be definitively acquired by the relevant Beneficiary upon expiration of its Vesting Period, subject to the following conditions being met:

•                  continued Presence of the relevant Beneficiary during the whole Vesting Period (the “Continuous Presence Condition”); provided that, unless otherwise specified in his or her Grant Notice, should the Continuous Presence Condition no longer be met during the relevant Vesting Period, the relevant Beneficiary shall definitely and irrevocably lose his or her right to acquire the relevant Shares granted to him or her on the date when such condition is no longer met; and

•                  as the case may be, satisfaction of performance conditions (the “Performance Conditions”) to be determined by the Board of Directors, in its sole discretion, and set forth in the Grant Notice of the relevant Beneficiary;

provided that, at any time during an Vesting Period, the Board of Directors may, in its sole discretion, decide to waive and release the relevant Beneficiary of the Continuous Presence Condition and/or, as the case may be, the Performance Conditions with respect to all or part of his or her free Shares; and

provided further that, pursuant to article L. 225-197-1 of the French commercial code, with respect to any free Share granted under the 2018 Plan: (a) the Vesting Period should be equal to at least one year and (b) the total duration of its Vesting Period and the Holding Period (if any) shall be equal to at least two years from the Grant Date (e.g., in case there is no Holding Period, the Vesting Period shall be equal to at least two years from the Grant Date).

For purposes of the Continuous Presence Condition, should the relevant Beneficiary be at the same time an employee and a corporate officer of the same company or of two companies of the Group, the loss of one of these functions during a Vesting Period shall not result in the loss of the right to acquire the relevant free Shares at the end of the relevant Vesting Period.

Pursuant to Article L. 225-197-3 of the French commercial code, during a Vesting Period, the Beneficiaries hold against the Company a right to acquire the relevant free Shares granted to him or her, which right is personal and may not be transferred until the end of the relevant Vesting Period.

Prior to the completion of a Vesting Period of free Shares, the Beneficiaries do not own the relevant free Shares granted to them and, thus, are not shareholders of the Company with respect to such Shares, nor hold any rights attached to the existing Shares issued by the Company.

6.2                     Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group during an Vesting Period, resulting in (i) the termination of the initial employment agreement or arrangement and the entering into of a new employment agreement or arrangement or of a position as corporate officer, and/or (ii) a resignation of the Beneficiary from his or her position as corporate officer and the acceptance of a new position of corporate officer or the entering into of a new employment agreement or arrangement in one of such companies, the Continuous Presence Condition of the relevant Beneficiary shall be deemed satisfied for purposes of Article 6.1 above so that the relevant Beneficiary shall retain his or her right to acquire free Shares at the end of the relevant Vesting Period.

6.3                     Disability

In the event of Disability before the end of a Vesting Period, the relevant free Shares shall be definitively acquired by the relevant Beneficiary on the date of his or her Disability.

6.4                     Death

In the event of death of a Beneficiary during a Vesting Period, the relevant free Shares shall be definitively acquired on the date of a request for acquisition (demande d’attribution des actions) notified to the Company by his or her estate; provided that such request shall be notified to the Company within six (6) months from the date of death of the relevant Beneficiary in compliance with Article L. 225-197-3 of the French commercial code.

6.5                     Retirement

In the event of retirement of a Beneficiary during a Vesting Period, the Board of Directors of the Company may decide, effective on the date of such retirement, that all or part of the conditions set forth in Article 6.1 above applicable to the relevant Beneficiary pursuant to his or her Grant Notice shall be waived or deemed met for all or part of the relevant Shares granted to him or her; provided, however, that the Continuous Presence Condition of the relevant Beneficiary shall have been satisfied between the Grant Date of the relevant free Shares and the date of his or her retirement.

6.6                     Change in Control

Unless otherwise provided by the Board of Directors, an agreement between a Group company and the Beneficiary or in the applicable Grant Notice, in the event of a Change in Control:

(i)                                     Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Grant, for each Grant that is not assumed or substituted for and for which the consummation of the Change in Control occurs, should the Change in Control occur before the first anniversary of the Grant Date: all the Shares shall become fully and definitely acquired by the relevant Beneficiary on the first anniversary of the Grant Date; provided that (a) the Continuous Presence Condition shall be satisfied on the first anniversary of the Grant Date, (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the first anniversary of the Grant Date, and (c) the relevant Shares shall be automatically subject to a mandatory additional 1-year Holding Period starting on the first anniversary of the Grant Date.

(ii)                                  Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Grant, for each Grant that is not assumed or substituted for and for which the consummation of the Change in Control occurs, should the Change in Control occur on or after the first anniversary of the Grant Date: all the Shares shall become fully and definitely acquired by the relevant Beneficiary on the date of completion of the Change in Control (such date being the Vesting Date for purposes of this paragraph (ii)); provided that, should the date of completion date of the relevant Change in Control occur between the first and the second anniversary of the Grant Date, (a) the Continuous Presence Condition shall be satisfied on the completion date of the Change in Control, (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the completion date of the Change in Control and (c) the relevant Shares shall be automatically subject to a mandatory additional Holding Period starting on the completion date of the Change in Control until the second anniversary of the Grant Date.

(iii)                               Notwithstanding anything in Article 6.6(i) or (ii) to the contrary, and except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code (“Section 409A”), at any time prior to the completion date of the Change in Control, the Board of Directors may, in its sole discretion, provide for different treatment of free Shares in connection with a Change in Control, including, without limitation, cancelling all or part of the free Shares not yet acquired and paying instead to the relevant Beneficiaries a gross indemnity equal to the number of relevant free Shares (and Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance) times the price per Share paid by the acquirer in the Change in Control, subject to such conditions as the Board of Directors determines in its discretion. The Board of Directors shall not be required to treat all Grants similarly for purposes of this Article 6.6.

(iv)                              For the purposes of this Article 6.6, a Grant will be considered assumed or substituted if, (a) following the Change in Control, the Grant confers the right to receive, for each Free Share subject to the Grant immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock or ordinary shares of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock or ordinary shares of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (b) any securities of the successor corporation or its parent forming part of the Grant following the Change in Control are freely tradable on a major stock exchange; and (c) the Grant otherwise remains subject to the same terms and conditions that were applicable to the Grant immediately prior to the Change in Control.

Unless a Beneficiary is a party to a contract with the Company or any member of the Group providing for more favorable benefits, where the successor corporation or parent or subsidiary of the successor corporation does agree to assume or substitute for any outstanding Grant, in the event that an Involuntary Termination of a Beneficiary occurs within the Change in Control Period, and subject to the terms of the following paragraph (a) the Continuous Presence Condition shall be satisfied on the 55th day following such Involuntary Termination (or, if later and if necessary to satisfy any applicable Laws, the first anniversary of the Grant Date), (b) if not satisfied earlier, the Performance Conditions (if any) shall be satisfied automatically as if the Performance Conditions were achieved at target levels of performance on the 55th following such Involuntary Termination (or, if later and if necessary to satisfy any applicable Laws, the first anniversary of the Grant Date), and (c) to the extent necessary to satisfy any applicable laws, the relevant Shares (or any securities substituted therefor) shall be automatically subject to a mandatory additional 1-year Holding Period starting on the first anniversary of the Grant Date.

The receipt of the benefits set forth in the immediately preceding paragraph is subject to the Beneficiary signing and not revoking the Company’s then-standard separation agreement and release of claims (which may include an agreement not to disparage any member of the Group, non-solicit provisions, and other standard terms and conditions) (the “Release” and such requirement, the “Release Requirement”), which must become effective and irrevocable no later than the 60th day following the Beneficiary’s Involuntary Termination (the “Release Deadline”).  In addition, with respect to any Beneficiary that is a U.S. taxpayer, to the extent the benefits under the preceding paragraph qualify as deferred compensation under Section 409A, they will not be provided until the Beneficiary has a “separation from service” (within the meaning of Section 409A) and if the Beneficiary is a “specified employee” within the meaning of Section 409A, then the benefits will be delayed to the extent necessary to avoid the imposition of the additional tax imposed under Section 409A, which means that the Beneficiary will receive payment on the date that is six months and one day following the Executive’s separation from service, or, if earlier, the Beneficiary’s death.  Each benefit is intended to constitute a separate payment for purposes of U.S. Treasury Regulation Section 1.409A-2(b)(2).

7.                            HOLDING PERIOD

7.1                     Principle

During a Holding Period of free Shares, if any, the relevant Beneficiaries will be the owner of the free Shares granted under the 2018 Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights granted to shareholders of the Company.

However, the free Shares shall not be available during a Holding Period and the Beneficiaries may not transfer or pledge the Shares, by any means, or convert them into bearer form.

At the end of a Holding Period, the relevant Shares will be fully available, subject to the provisions of the following paragraph.

If and when the Company’s shares become listed on a French regulated market of Euronext in Paris (if applicable), at the end of a Holding Period, the free Shares granted under the 2018 Plan may not be transferred during the “black-out” periods set forth in Article L. 225-197-1 of the French commercial code, i.e., as currently provided:

•                                within ten (10) Trading Days before and three (3) Trading Days after the date on which the consolidated accounts are published or, in case the Company is not required to prepare consolidated accounts, its annual statutory accounts are published;

•                                during the period between (i) the date when the Company’s management has knowledge of information which, if publicly known, could have a significant impact on the price of the Shares, and (ii) the date following a ten (10) Trading Day period after the date on which the relevant information is released publicly.

7.2                     Specific situations

As an exception to the second paragraph of Article 7.1 above, the free Shares granted to the Beneficiaries referred to in Article 6.3 above or to the beneficiaries of a deceased Beneficiary referred to in Article 6.4 above may be freely transferred as from the date when the relevant Shares become acquired pursuant to Article 6.3 or 6.4, as applicable.

8.                            CHARACTERISTICS OF THE SHARES

The Shares definitively acquired shall be, at the Company’s option, new ordinary shares to be issued by the Company or existing ordinary Shares acquired by the Company.

As from its Vesting Date, an acquired Share shall be subject to all the provisions of the Bylaws.

An acquired Share shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from its Vesting Date.

In compliance with article L. L225-197-1, I of the French commercial code, the Board of Directors has determined that, should a Beneficiary be an officer of the Company (i.e., managing director (directeur général) or deputy managing director (directeur général délégué), the relevant Beneficiary shall keep in registered form (nominatif pur) at least 10% of his or her free Shares until the termination of his or her functions as officer of the Company.

9.                            DELIVERY AND HOLDING OF THE SHARES

At the end of a Vesting Period, the Company shall deliver to the Beneficiary the relevant free Shares granted under the 2018 Plan provided that the conditions provided by Articles 5 and 6 above are met.

If a Vesting Date is not a working day, the delivery of the Shares shall be completed the first working day following the end of the relevant Vesting Period.

The Shares that may be acquired under the 2018 Plan will be held, during the Holding Period (if any), under the registered form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at BNP Paribas Securities Services with a mention that they cannot be transferred prior to the expiration of the Holding Period (if any).

If and when the Company becomes listed on the French regulated market of Euronext in Paris (if applicable), at the end of a Holding Period (or the end of a Vesting Period if there is no Holding Period), the relevant Shares will have to remain under the nominative form (nominatif pur) at BNP Paribas Securities Services until the time they are transferred to make sure that the restrictions set forth in the last paragraph of Article 7.1 above are complied with. The conversion of the Shares in another form (bearer form or nominatif administré) is not allowed under the rules of the 2018 Plan.

In the event that, as a consequence of the Grant of free Shares under the 2018 Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions in the name and on behalf of a Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Shares on the Vesting Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.                     INTERMEDIARY OPERATIONS

In the event of an exchange of shares of the Company without payment in cash (soulte) resulting from a merger or spin-off of the Company completed in compliance with the applicable laws during a Vesting Period or a Holding Period, the parties receiving the shares of the Company in the relevant transaction shall substitute to the Company for purposes of the free Shares granted under the 2018 Plan and the terms and conditions of the 2018 Plan, including in particular the durations of the Vesting Period and of the Holding Period (if any) shall survive and apply to the rights and shares received by the Beneficiaries from the relevant receiving parties in compliance with article L. 225-197-1 III of the French commercial code.

Further, provisions of the previous paragraph shall apply mutatis mudandis in case of an exchange of shares of the Company resulting from a tender offer, a division or a grouping of shares completed during the Holding Period (if any) in compliance with applicable laws.

11.                     ADJUSTMENT

Should the Company proceed, during a Vesting Period, to an amortization, to a decrease of its share capital, to an amendment of the allocation of its profits among its shareholders, to a Grant of free Shares to all its then existing shareholders, to a capitalization of reserves, profits or issue premiums, to an allocation of reserves or to an issuance of equity securities or giving right to the allocation of equity securities including a preferential subscription right reserved to the shareholders, the maximum number of Shares granted under the 2018 Plan may be adjusted in order to take into account the impact of such operation by application, mutatis mutandis, of the adjustment provisions set forth under applicable French law to the holders of stock options (options de souscription ou d’achat d’actions).

Each Beneficiary shall be informed of the terms of the relevant adjustment and of the consequences on the free Shares granted to him or her under the 2018 Plan; provided that the additional new free Shares which would be granted to him or her as a result of such adjustment shall be governed by the 2018 Plan.

12.                     AMENDMENT OF THE 2018 PLAN

12.1              Principle

The 2018 Plan may be amended by the Board of Directors at any time; provided that no amendment, alteration, suspension or termination of the 2018 Plan shall impair the rights of any Beneficiary without the prior written consent of the relevant Beneficiary.

In case of any amendment during a Vesting Period, the amended provisions shall apply to the Beneficiaries of the Shares effective on the date of the decision to amend the 2018 Plan taken by the Board of Directors or, if applicable, the written consent of the Beneficiary.

12.2              Notice of the amendments

Any amendment to the 2018 Plan shall be notified to the Beneficiaries by any written means, including by regular mail, fax or e-mail.

13.                     TAX AND SOCIAL RULES

The Beneficiary shall bear all taxes and costs imposed on him or her under applicable laws in connection with the Grant of free Shares to him or her under the 2018 Plan and shall pay such taxes and costs when due.

Each Beneficiary shall be sole liable with respect to any filing imposed on him or her in connection with the Grant of the free Shares to him or her under the 2018 Plan.

14.                     MISCELLANEOUS

14.1              Rights of Beneficiary in his or her capacity of employee or officer

Neither the 2018 Plan nor any right granted to a Beneficiary in connection with the Grant of free Shares shall confer upon such Beneficiary any right with respect to continuing the Beneficiary’s employment or his term of office with the Company or any company of the Group, nor shall they interfere in any way with the Beneficiary’s right or the Company’s or company of the Group’s right, as the case may be, to terminate or amend such employment or such term of office at any time, with or without cause.

14.2              Applicable law - Jurisdiction

The 2018 Plan shall be governed by and construed in accordance with the laws of France. The relevant court of the registered office of the Company shall be exclusively competent to determine any claim or dispute arising in connection herewith

14.3              Provisions Applicable to Beneficiaries Located Outside of France

To facilitate compliance with laws and the administration of the 2018 Plan in countries outside of France, the Board of Directors may (i) establish subplans and modify the terms and conditions of, as well as the procedures and rules applicable to, Grants of free Shares to Beneficiaries residing and/or providing services outside of France and in particular locations, and (ii) take any action, before or after Grant is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Board of Directors may adopt rules, procedures and subplans with provisions that (A) limit or modify rights on eligibility to receive a Grant under the 2018 Plan or rights applicable upon death, disability, retirement, termination of employment and Change in Control, and (B) address the payment of income tax, social insurance contributions and payroll taxes, withholding procedures and handling of any indicia of ownership of the Shares which may vary with local requirements.

Acknowledgement of 2018 Plan

By accepting a Grant under the 2018 Plan through the Company’s electronic acceptance procedure, the Beneficiary represents that he or she has been provided with a copy of the 2018 Plan which he or she has perused and acknowledges and agrees that the provisions of the 2018 Plan apply to and are enforceable against him or her.